1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

December 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Numbers 333-193308, 814-00794

Ladies and Gentlemen:

Golub Capital BDC, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (Registration No. 333-193308) (as amended from time to time, the “Registration Statement”), which registered an aggregate $1.0 billion of securities that may be offered from time to time in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). We will provide to you under separate cover a courtesy copy of today’s filing marked to show the changes from the Registration Statement, as declared effective on March 14, 2014.

The Company respectfully requests that the Staff of the Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). While the Company has continued to grow since the Registration Statement was declared effective, there have been no material changes in its investment strategy, management team or other disclosures regarding its business and associated risks. As a result, the disclosures contained in the Registration Statement are substantially similar to the disclosures contained in the Registration Statement at the time it was declared effective with revisions principally reflecting the most recent audited financial information as of September 30, 2014, the Company’s current sources of liquidity and capital resources and new forms of prospectus supplement for certain types of offerings.

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Asen Parachkevov December 10, 2014 Page 2

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle